INTERNATIONAL METAL ENTERPRISES, INC.
                            1 Penn Plaza, Suite 2514
                            New York, New York 10119

                                  July 11, 2005

Via Edgar Transmission
Securities And Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington DC  20549

Re:      International Metal Enterprises, Inc. ("Registrant")
         Registration Statement on Form S-1 (No. 333-122967)
         Application for Withdrawal

Gentlemen:

The undersigned Registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1 (SEC File No. 333-122967), filed with the Commission on February 23, 2005 and amended on March 30, 2005, April 26, 2005, May 13, 2005 and June 7, 2005. The application for withdrawal herein also constitutes an application for withdrawal of the registration of securities on Form 8-A12G filed on April 11, 2005 (the "Form 8-A"). The application herein is made on the grounds that the Registrant has determined at this time not to proceed with the proposed offering in the United States, as filed, and may undertake a subsequent private offering in reliance on Rule 155(c) and/or may pursue admission for trading on a non-United States public market. No securities were sold in connection with the proposed offering.

Kindly   provide  the  Registrant  a  facsimile  copy  of  the  order  or  other correspondence consenting to withdrawal of the Registration Statement as soon as it is available. The facsimile number of our counsel is 646-539-3655.

If you have any questions regarding this application, please contact our counsel of record for this offering, Mark J. Seelig, Esq., Meister Seelig & Fein LLP at 212-655-3500.

                                        Sincerely,

                                        International Metals Enterprises, Inc.

                                        By: /s/ Alan Kestenbaum
                                            ------------------------------------
                                            Alan Kestenbaum, C.E.O.  (Principal
                                            Executive Officer)


                                        By: /s/ Ted Heilman
                                           -------------------------------------
                                             Ted Heilman, President


cc:      David A. Miller, Esq.
         Nathan Low